SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*


                           MARKETSHARE RECOVERY, INC.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    570913103
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                                 (CUSIP Number)



     STUART G. SILLER, 3408 FULTON AVE. OCEANSIDE, NY 11572, (516) 850-9597
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 August 26, 2004
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. / /

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13D


CUSIP No. 570913103                                     Page  2  of  4  Pages
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1.  Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons
(Entities Only)

         STUART G. SILLER
         xxx-xx-xxxx
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2.  Check the Appropriate Box if a Member of a Group (A) / / (See Instructions)
    (B) / /
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3.  SEC Use Only

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4.  Source of Funds (See Instructions)

         OO
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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or
2(e)
                                                        / /
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6.  Citizenship or Place of Organization

    United States of America
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Number of Shares      7.  Sole Voting Power
                           3,141,000
Beneficially Owned    8.  Shared Voting Power
                           0
By Each Reporting     9.  Sole Dispositive Power
                           3,141,000
Person With           10. Shared Dispositive Power
                          0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

         3,141,000
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  / /
     (See Instructions)
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13.  Percent of Class Represented by Amount in Row (11)

         6.79%
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14.  Type of Reporting Person (See Instructions)

         Individual
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

                                  Schedule 13D


CUSIP No. 570913103                                     Page  3  of  4  Pages
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ITEM 1.  Security and Issuer.

         The statement relates to the Common Stock, par value $0.01 per share ("Common Stock") issued by MarketShare Recovery, Inc., a Delaware Corporation (the "Company"), whose principal executive offices are located at 95 Broadhollow Road, Melville, New York 11747.

ITEM 2. Identity and Background.

         This statement is filed by Stuart Siller, an individual ("Reporting Person"), whose principal address is 3408 Fulton Avenue, Oceanside, NY 11572. The Reporting Person's primary business is a business consultant.

         The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Considerations.

         The Reporting Person acquired 3,141,000 shares of the Company's stock through a consulting agreement entered into between the Reporting Person and the Company. The Reporting person exchanged services for the shares of the Company.

ITEM 4.  Purpose of Transaction

         The purpose of the transaction in the stock is the acquisition of Marketshare Recovery, Inc. by the reporting person in exchange for the consulting services to the Reporting Company.

ITEM 5.  Interest in Securities of the Issuer.

         As of the date hereof, the Reporting Person beneficially owns 3,141,000 shares of the Company's common stock, comprising approximately 6.79% of the shares outstanding. The percentage used herein is calculated based upon the 45,702,256 shares of Common Stock of the Company stated by the Company as issued and outstanding as of June 30,2004. The Reporting Person has sole voting and dispositive powers with respect to 3,141,000 shares of Common Stock which he owns. The Reporting Person has not effected other transactions in the shares of the common stock during the last six (6) months.

                                  Schedule 13D


CUSIP No. 570913103                                     Page  4  of  4  Pages
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ITEM 6.  Contracts, Arrangements, Understandings or Relationships With Respect
to Securities of the Issuer.

         Consulting Agreement

ITEM 7. Material to be Filed as Exhibits.

         None



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 7, 2004
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                                        /s/ Stuart Glen Siller
                                       -----------------------------